SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐                 No  ☒

YPF Sociedad Anónima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated August 23, 2019.

TRANSLATION

Buenos Aires, August 23, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Rating of Senior Unsecured Negotiable

Obligations

Dear Sirs:

In accordance with the requirements of the Argentine Securities Commission (the “CNV”), we inform you that YPF S.A.’s Senior Unsecured Negotiable Obligations (Obligaciones Negociables Senior Unsecured) have been rated “CCC” by the credit rating agency Fitch Ratings, Inc. on August 20, 2019, while they have been rated “B-” by the credit rating agency S&P Global Ratings on August 20 of 2019, and “B2 negative outlook” by the credit rating agency Moody’s Investors Service on July 18, 2019. All of the aforementioned ratings correspond to global scale ratings issued by each rating agency.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 23, 2019	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer